UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 20, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 19 July 2016 entitled ‘Vodafone Group and Liberty Global announce intention to appoint two senior executives for their proposed Netherlands joint venture. Jeroen Hoencamp to be appointed Chief Executive and Ritchy Drost to be appointed Chief Financial Officer upon completion of transaction.’

Vodafone Group and Liberty Global announce intention to appoint two senior executives for their proposed Netherlands joint venture

Jeroen Hoencamp to be appointed Chief Executive and Ritchy Drost to be appointed
Chief Financial Officer upon completion of transaction

Denver, Colorado and London, United Kingdom - 19 July 2016:

Vodafone Group Plc (LSE: VOD) and Liberty Global plc (NASDAQ: LBTYA, LBTYB and LBTYK) today announced their intention to appoint Jeroen Hoencamp as Chief Executive and Ritchy Drost as Chief Financial Officer of the two companies’ proposed 50-50 joint venture business combining Vodafone Netherlands and Ziggo*. The merger is subject to approval by the relevant competition authorities.

Jeroen Hoencamp is currently the Chief Executive of Vodafone UK. A Dutch citizen, he has led Vodafone’s UK business since September 2013 and was previously Chief Executive of Vodafone Ireland. Before that, he spent 12 years in a number of senior executive roles (including Sales Director and Enterprise Business Unit Director) with Vodafone Netherlands. Earlier in his career he worked in senior marketing and sales positions with Canon Southern Copy Machines, Inc. in the USA and Thorn EMI/Skala Home Electronics in The Netherlands. He is a former officer in the Royal Dutch Marine Corps.

In anticipation of the joint venture closing, Vodafone Group also announced that Jeroen Hoencamp will assume the position of Chief Executive of Vodafone Netherlands, effective 1 September 2016.

Ritchy Drost is currently Chief Financial Officer of Ziggo, a position he has held since September 2015. Over a 17-year career with Liberty Global he has held a number of senior management positions including Chief Financial Officer, European Broadband Operations and Managing Director and Chief Financial Officer of UPC Netherlands, Liberty’s predecessor Dutch cable operation. Prior to joining Liberty Global, Ritchy was an auditor at Arthur Andersen.

These appointments are subject to works council consultation.

Additionally, Liberty Global announced that Ziggo Chief Executive Baptiest Coopmans will remain in his current position as CEO until completion of the transaction, after which he will join the supervisory board of the joint venture as one of Liberty Global’s appointed directors.  Mr. Coopmans has held the Chief Executive position at Ziggo since November 2014 and successfully led the merger and integration of UPC and Ziggo.

Vodafone Netherlands Chief Financial Officer Carmen Velthuis will remain in her current position until the merger has completed. Vodafone will announce her subsequent assignment in due course.

Vodafone Group Chief Executive Vittorio Colao and Liberty Global Chief Executive Officer Mike Fries said: “Jeroen and Ritchy are experienced business leaders with extensive operational, strategic and merger integration experience. We are delighted they will be shaping our companies’ shared mission to create a strong and competitive integrated communications provider serving consumers, businesses and public sector customers in the Dutch market.”

Liberty Global Chief Executive Officer Mike Fries added: “I am particularly pleased that Baptiest Coopmans has agreed to join the joint venture supervisory board once the transaction is completed. He is an experienced leader and a trusted member of my executive team whose knowledge of the Dutch broadband and pay TV market will be invaluable. I look forward to working with Baptiest in this new role and exploring other opportunities in the Liberty group.”

- ends -

* http://www.vodafone.com/content/index/media/vodafone-group-releases/2016/lg-vodafone-merge-dutch-operations.html

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 56 more, and fixed broadband operations in 17 markets. As of 31 March 2016, Vodafone had 462 million mobile customers and 13.4 million fixed broadband customers. For more information, please visit www.vodafone.com

About Liberty Global

Liberty Global is the world’s largest international TV and broadband company, with operations in more than 30 countries across Europe, Latin America and the Caribbean. We invest in the infrastructure that empowers our customers to make the most of the digital revolution. Our scale and commitment to innovation enable us to develop market-leading products delivered through next-generation networks that connect our customers who subscribe to over 59 million television, broadband internet and telephony services. We also serve over ten million mobile subscribers and offer WiFi service across six million access points.

Liberty Global’s businesses are comprised of two stocks: the Liberty Global Group (NASDAQ: LBTYA, LBTYB and LBTYK) for our European operations, and the LiLAC Group (NASDAQ: LILA and LILAK, OTC Link: LILAB), which consists of our operations in Latin America and the Caribbean.

The Liberty Global Group operates in 12 European countries under the consumer brands Virgin Media, Ziggo, Unitymedia, Telenet and UPC. The LiLAC Group operates in over 20 countries in Latin America and the Caribbean under the consumer brands VTR, Flow, Liberty, Mas Movil and BTC. In addition, the LiLAC Group operates a submarine fiber network throughout the region in over 30 markets.  For more information, please visit www.libertyglobal.com

About Vodafone Netherlands

Vodafone Netherlands is the second largest mobile telecommunications company in the Netherlands on the basis of turnover and profitability, and had more than 5 million customers at 31 March 2016.  The company is headquartered in Amsterdam and Maastricht and has offices in Eindhoven, Capelle aan den IJssel, Bodegraven and Amstelveen IJsselstein. For more information, go to www.vodafone.nl and www.vodafone.com.

About Ziggo

Ziggo is the leading communications and entertainment services provider for consumer and businesses across the Netherlands. Ziggo serves 9.7 million subscriptions to its customers: 4 million video, 3.1 internet and 2.5 million fixed telephony service subscribers. In addition, Ziggo supplies 197,000 subscribers with mobile telephony and customers have access to over 2 million WiFiSpots across the Netherlands. (Q1 2016) The company’s products and services for the small and large business markets consists of data communications, (mobile) telephony and electronic payment systems. Liberty Global’s consumer brands include Virgin Media, UPC, Ziggo, Unitymedia, Kabel BW, Telenet and VTR.

Contacts

Vodafone Netherlands

Press team

+00 31 43 355 5222

press.nl@vodafone.com

Liberty Global

Matt Beake

+00 44 208 483 6428

mbeake@libertyglobal.com

Julia Hart

+00 31 6 1121 2871

juhart@libertyglobal.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 20, 2016	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary